EXHIBIT (D)(11)

                                                             Northeast Investors



                                 March 31, 2000

To:        WestPoint Stevens Inc.
           507 West Tenth Street
           West Point, Georgia 31833

           We understand that the Board of Directors of WestPoint Stevens Inc. ("WestPoint") has adopted and approved a plan of recapitalization wherein the capital stock of WestPoint will be reclassified (the "Plan"). We further understand that the Plan provides for the Common Stock of WestPoint to be reclassified into Series B Participating Preferred Stock which is to be redeemed for $22.00 per share, except for shares of certain stockholders which will be exchanged for shares of Series A Participating Preferred Stock which will be reclassified into Common Stock under the Plan. We are currently a WestPoint stockholder.

           We would like to maintain our equity investment in WestPoint. Therefore, we request that WestPoint permit us to exchange our shares of Common Stock for shares of Series A Participating Preferred Stock so that we may continue as a stockholder after our Series A Participating Preferred Stock is reclassified into Common Stock upon consummation of the Plan. We understand that WestPoint will be a private company after the transaction and thus we will be asked to enter into customary agreements with WestPoint, in which we will acknowledge and agree that the transfer of our shares will be restricted by applicable federal and state securities law, and whereby we will grant to WestPoint a right of first refusal as to any transfer of our shares as long as WestPoint remains a private company. The other WestPoint stockholders will be subject to the same restrictions. Further, we understand that WestPoint will grant us registration rights, information rights and similar customary rights, as well as grant such rights to WestPoint's other stockholders. We understand that WestPoint will be relying on our exchange of Common Stock for Series A Participating Preferred Stock prior to consummation of the Plan in order to obtain recapitalization accounting treatment, and therefore we agree that we will hold our shares of Common Stock pending such exchange. Further, we agree to vote our shares of WestPoint stock in favor of the Plan and all related required stockholder approvals. We are an "accredited investor" as defined by Regulation D under the Securities Act of 1933.

           This letter is furnished to WestPoint and may not be relied upon by any other person.

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                                 Very truly yours,


                                 /s/ Ernest E. Monrad
                                 ----------------------------
                                 Print Name: Ernest E. Monrad

                                 Number of Shares: 1,992,290 (a minimum of)

                                 as Chairman of Northeast Investors Trust (1.6 million shares), as agent and/or trustee for others and individually (a minimum of 392,290) shares


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